================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                WYLE ELECTRONICS
                           (Name of Subject Company)

                             EBV ELECTRONICS INC.,
                                RAAB KARCHER AG
                                      AND

                                    VEBA AG
                                    (Bidder)

                        COMMON STOCK, WITHOUT PAR VALUE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   983051103
                     (CUSIP Number of Class of Securities)

                               DR. FERDINAND POHL
                              EBV ELECTRONICS INC.
                      RUDOLF-V.-BENNIGSEN-FOERDER-PLATZ 1
                              45131 ESSEN, GERMANY
                                011-201-459-1501
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                                    Copy to:
                              JOHN J. MADDEN, ESQ.
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 848-4000

                                  JULY 9, 1997

                           CALCULATION OF FILING FEE

                       TRANSACTION VALUATION        AMOUNT OF FILING FEE
                    --------------------------------------------------------
                          $632,910,729.40*              $126,582.15
                    --------------------------------------------------------

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:
    ----------------------------------------------------------------------
    Form or Registration No.:
    ---------------------------------------------------------------------
    Filing Party:
    ----------------------------------------------------------------------------
    Date Filed:
    ----------------------------------------------------------------------------

*Note: The Transaction Valuation is calculated by multiplying $50.00, the per share tender offer price, by 13,123,085, the sum of the 12,229,100 shares of Common Stock outstanding and the 893,985 shares of Common Stock subject to options outstanding, less the exercise price of the options.
================================================================================

     This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by EBV Electronics Inc., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Raab Karcher AG, a corporation organized under the laws of the Federal Republic of Germany ("Parent"), to purchase all outstanding shares of Common Stock, without par value, and the associated preferred stock purchase rights (collectively, the "Shares"), of Wyle Electronics, a California corporation, at a price of $50.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated July 9, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Parent is a wholly owned subsidiary of VEBA AG, a corporation organized under the laws of the Federal Republic of Germany ("VEBA").

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Wyle Electronics, a California corporation (the "Company"), which has its principal executive offices at 15370 Barranca Parkway, Irvine, California 92618.

     (b) The class of equity securities being sought is all the outstanding Shares. The information set forth in the Introduction and Section 1 ("Terms of the Offer; Proration in Certain Circumstances; Expiration Date") of the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase are incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is filed by Purchaser, Parent and VEBA. The information concerning the name, state or other place of organization, principal business and address of the principal office of each of Purchaser, Parent and VEBA, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Purchaser and VEBA are set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser, Parent and VEBA") and Schedule I of the Offer to Purchase and are incorporated herein by reference.

     (e) and (f) During the last five years, none of Purchaser, Parent or VEBA and, to the best knowledge of Purchaser, Parent and VEBA, none of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) The information set forth in Section 7 ("Certain Information Concerning the Company"), Section 8 ("Certain Information Concerning Purchaser, Parent and VEBA"), Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement, the Stock Option Agreement and the Rights Agreement") of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in the Introduction, Section 7 ("Certain Information Concerning the Company"), Section 8 ("Certain Information Concerning Purchaser, Parent and VEBA"), Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement, the Stock Option Agreement and the Merger Agreement") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(c) The information set forth in Section 9 ("Financing of the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement, the Stock Option Agreement and the Rights Agreement"), Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") and Section 12 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") and Section 13 ("Effect of the Offer on the Market for the Shares, Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in Section 8 ("Certain Information Concerning Purchaser, Parent and VEBA") of the Offer to Purchase and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser, Parent and VEBA"), Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement, the Stock Option Agreement and the Rights Agreement") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 8 ("Certain Information Concerning Purchaser, Parent and VEBA") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

     (b)-(c) and (e) The information set forth in Section 15 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 13 ("Effect of the Offer on the Market for the Shares, Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase, Letter of Transmittal and the Agreement and Plan of Merger, dated as of July 3, 1997, among Parent, Purchaser and the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (c)(1), is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)      Form of Offer to Purchase dated July 9, 1997.
(a)(2)      Form of Letter of Transmittal.
(a)(3)      Form of Notice of Guaranteed Delivery.
(a)(4)      Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
            Nominees.
(a)(5)      Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and
            Other Nominees to Clients.
(a)(6)      Form of Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9.
(a)(7)      Summary Advertisement as published in The Wall Street Journal on July 9, 1997.
(a)(8)      Joint Press Release issued by Parent and the Company on July 3, 1997.
(b)         None.
(c)(1)      Agreement and Plan of Merger, dated as of July 3, 1997, among Parent, Purchaser and the Company.
(c)(2)      Stock Option Agreement, dated as of July 3, 1997, among Parent, Purchaser and the Company.
(d)         None.
(e)         Not applicable.
(f)         None.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 9, 1997

                                          EBV ELECTRONICS INC.

                                          By: /s/ MICHAEL ROHLEDER
                                            ------------------------------------
                                            Name: Michael Rohleder
                                            Title: President and CEO

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 9, 1997

                                 RAAB KARCHER AG

               By: /s/ GUNTHER BEUTH               /s/ CURT VON BERGHES
               ----------------------             -------------------------
                Name: Gunther Beuth               Name: Curt Von Berghes
                Title: Member of the Board        Title: General Counsel

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

July 9, 1997

                                 VEBA AKTIENGESELLSCHAFT

            /s/ DR. HANS MICHAEL GAUL           /s/ DR. KLAUS GRUNDLER
            ----------------------------        -------------------------
              Dr. Hans Michael Gaul                Dr. Klaus Grundler
               Member of the Board                Senior Vice President

                                 EXHIBIT INDEX

                                                                                      PAGE IN
                                                                                     SEQUENTIAL
EXHIBIT                                                                              NUMBERING
  NO.                                                                                  SYSTEM
-------                                                                              ----------
(a)(1)    Form of Offer to Purchase dated July 9, 1997...........................
(a)(2)    Form of Letter of Transmittal..........................................
(a)(3)    Form of Notice of Guaranteed Delivery..................................
(a)(4)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies
          and Other Nominees.....................................................
(a)(5)    Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients..........................................
(a)(6)    Form of Guidelines for Certification of Taxpayer Identification Number
          on Substitute Form W-9.................................................
(a)(7)    Summary Advertisement as published in The Wall Street Journal on July
          9, 1997................................................................
(a)(8)    Joint Press Release issued by Parent and the Company on July 3, 1997...
(c)(1)    Agreement and Plan of Merger, dated as of July 3, 1997, among Parent,
          Purchaser and the Company..............................................
(c)(2)    Stock Option Agreement, dated as of July 3, 1997, among Parent,
          Purchaser and the Company..............................................